Exhibit 99.1

SPHERION CORPORATION 401(k) BENEFIT PLAN

FORM 5500, SCHEDULE H, LINE 4(i) -
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Description	Shares	Cost	Fair Value

SHARES OF REGISTERED INVESTMENT COMPANIES:
Invesco Technology Fund	6,571	$199,523	$112,949
T. Rowe Price Stable Value Fund *	20,414,507	20,414,507	20,414,507
T. Rowe Price International Stock Fund *	325,906	3,521,084	2,894,048
T. Rowe Price Spectrum Income Fund *	278,994	2,952,002	3,001,977
T. Rowe Price Dividend Growth Fund *	433,339	8,873,650	7,262,764
T. Rowe Price Personal Strategy Income Fund *	142,107	1,787,512	1,705,290
T. Rowe Price Personal Strategy Balanced Fund *	492,179	7,357,407	6,678,863
T. Rowe Price Personal Strategy Growth Fund *	786,362	13,639,228	11,897,654
T. Rowe Price Mid-Cap Growth Fund *	402,811	15,536,662	12,503,255
T. Rowe Price Small-Cap Stock Fund *	189,513	4,689,446	4,074,532
T. Rowe Price Equity Index Trust *	295,608	8,828,552	7,100,498

Total registered investment company stocks		87,799,573	77,646,337

SPHERION CORPORATION COMMON STOCK *		4,223,587	2,938,303

T. ROWE PRICE TRADELINK PLUS *		711,457	711,457

PARTICIPANT LOANS RECEIVABLE *		1,506,305	1,506,305
(Interest rates from 5.75% to 10.5%)

TOTAL INVESTMENTS		$94,240,922	$82,802,402

Note:                 Collateral is not applicable as loans represent use of participant’s own funds.  Defaults are subject to applicable tax and penalties by the Internal Revenue Service.  Participant loans receivable are due at various maturity dates and interest is set at the prime interest rate plus 1% at the date of issuance.

*  Party-in-interest